Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Kelso Technologies Inc. (“Kelso” or the “Corporation”) will be held at the offices of Cassels Brock & Blackwell, LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, on Thursday, June 4, 2026, at 10:00 a.m. (Pacific time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2025 and the accompanying report of the auditor for the year ended December 31, 2025;

2.	to appoint CBIZ CPAs P.C., as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the directors of the Corporation; and

3.	to elect five directors of the Corporation for the ensuing year

Important Notice Regarding the Availability of Proxy Materials for the Meeting

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Information Circular which is deemed to form a part of this Notice of Meeting. The Corporation is using the notice-and-access delivery procedures outlined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to distribute copies of the Information Circular and proxy related materials to Shareholders. Using notice-and-access, the Corporation can deliver proxy-related materials by (i) posting the Information Circular and proxy related materials on a website other than SEDAR+ and (ii) sending a notice informing shareholders that such meeting materials have been posted and explaining how to access such materials (the “N&A Notice”).

On or around April 27, 2026, the Corporation will send to Shareholders as of the record date the N&A Notice which will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Information Circular and the Corporation’s audited consolidated financial statements for the year ended December 31, 2025 and management’s discussion and analysis related thereto (together with this Information Circular, the “Proxy-Related Materials”), an explanation of the notice-and-access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

The Proxy-Related Materials are available on our website at www.kelsotech.com/investors/shareholders, and under our profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States. Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about notice-and-access may contact Maureen O’Hanley Doucette, by toll-free telephone at 877-314-1879 or by email at investor@kelsotech.com. In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 21, 2026.

The directors of the Corporation have fixed April 16, 2026 as the record date for the Meeting (the “Record Date”). Only Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 10:00 a.m. (Pacific time) on June 2, 2026, or at least 48 hours (excluding

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Saturdays, Sundays and holidays), before the time for holding the Meeting or any adjournment or postponement thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting, either in person or by proxy.

Whether or not you expect to attend the Meeting, please submit your vote in advance of the Meeting to ensure your vote is counted. Your vote by proxy will ensure your representation at the Meeting, regardless of whether you attend the Meeting or not.

Please review the accompanying Information Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at 1-800-564-6253 (toll-free in Canada and U.S.) or by e-mail at service@computershare.com.

DATED at Kelowna, British Columbia as of the 22st day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS
KELSO TECHNOLOGIES INC.

“Sameer Uplenchwar”

Sameer Uplenchwar
Chief Financial Officer and Director

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